UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☑ **Form C-AR: Annual Report**
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer: Red Hen App LLC

Legal status of issuer
Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: Virginia
Date of organization: September 23, 2024

Physical address of issuer: 228 Givens Branch Trail, Newport, VA 24128
Website of issuer: https://redhenapp.com
Current number of employees: 0 (The Company is currently operated by its founders, none of whom are compensated as employees)

	Most Recent Fiscal Year-End (2025)	Prior Fiscal Year-End (2024)
Total Assets	$145,993	$48,050
Cash & Cash Equivalents	$1,149	$6,025
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$185,723	$48,050
Revenues/Sales	$1018	$50
Cost of Goods Sold	$3	$0
Taxes Paid	$0	$0
Net Income	($174,314)	($50)

FORM C-AR

Red Hen App LLC

This Form C-AR (the "Form C-AR") is being furnished by Red Hen App LLC, a Virginia Limited Liability Company (the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC"). The Company conducted a debt-based crowdfunding offering pursuant to Regulation CF (§ 227.100 et seq.) through HoneyComb Credit, an SEC-registered crowdfunding intermediary, which was completed in March/April 2025. This Form C-AR constitutes the Company's annual report in connection with that offering.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Notes sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Cautionary Note Concerning Forward-Looking Statements

This Form C-AR contains forward-looking statements regarding future expectations, plans, and performance. Words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words of similar meaning identify forward-looking statements. These statements are based on current assumptions and are subject to risks and uncertainties.

Actual results may differ materially due to factors including but not limited to market adoption, competitive dynamics, regulatory developments, and capital availability. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

SUMMARY

Red Hen App LLC is a technology-enabled marketplace connecting consumers with local farms and food producers. The Company operates a mobile application available for download on the Apple App Store and the Google Play Store.

The Company is focused on improving access to local food, increasing farmer revenue, and reducing environmental impact through shorter supply chains.

In March/April 2025, the Company completed a debt-based crowdfunding campaign through HoneyComb Credit pursuant to Regulation CF, issuing promissory notes to investors at 12.75% interest over a 36-month term.

The Business

The Company operates a digital platform that allows consumers to:

- Discover local farms and food producers
- Purchase products directly from farmers (vendors)
- Choose from local pickup, local delivery (vendor-delivered), or national shipping (via USPS, UPS, or FedEx)

The Company also enables farms to:

- Access new customers beyond traditional channels
- Manage digital storefronts on the platform
- Increase direct-to-consumer revenue

RISK FACTORS

Risks Related to the Company's Business and Industry

Early-Stage Company Risk

The Company was organized on September 23, 2024, and is in an early stage of development. It may not achieve profitability. There can be no assurance that the Company will generate sufficient revenue to cover its operating expenses or service its outstanding debt obligations.

Platform Adoption Risk

The platform's success depends on adoption by both consumers and farms. Failure to achieve sufficient marketplace liquidity on both sides of the marketplace may negatively impact growth, revenue, and the Company's ability to repay its outstanding debt obligations, including the Notes issued in the HoneyComb Credit campaign.

Competition

The Company operates in a competitive market. Competitors include large grocery and delivery platforms such as Instacart and Shipt, traditional farmers markets, direct farm sales (in-person and online), other food marketplaces, co-op food marketplaces, independently owned grocery stores, and corporate grocery chains. Many competitors have significantly greater financial resources, brand recognition, and market presence than the Company.

Technology Risk

Platform downtime, software bugs, or security breaches could negatively impact operations and user trust. The Company's platform relies on the Stripe API to manage transactions; any security breach, bugs, or downtime affecting Stripe could disrupt the Company's payment processing. The platform also relies on the Google Maps API for map-based search functionality; any disruption to Google Maps API could impair key features of the platform.

Regulatory Risk

The Company is subject to e-commerce regulations, food and agriculture laws, and data privacy laws at both the federal and state levels. Changes in these areas may impact operations or increase compliance costs.

Capital and Debt Service Risk

The Company has incurred significant debt obligations, including the Notes issued pursuant to the HoneyComb Credit campaign (12.75%, 36-month term) and additional personal and intercompany loans. The Company may require additional capital to execute its business plan and to service its debt. There is no guarantee that additional financing will be available on acceptable terms, or at all. Failure to generate sufficient revenue or raise additional capital could impair the Company's ability to repay the Notes and other outstanding obligations.

Risk of Loss of Principal for Noteholders

The Notes issued pursuant to the HoneyComb Credit campaign are debt instruments, not equity. Noteholders are creditors of the Company and are entitled to repayment of principal plus interest per the terms of the Notes. However, if the Company becomes insolvent or ceases operations, there is no guarantee that sufficient assets will exist to repay Noteholders. The Notes are unsecured obligations of the Company.

Supply-Side Risk

The platform depends on a reliable and growing network of farms and producers. If the Company is unable to onboard or retain a sufficient number of farms, consumers may not find adequate selection, which could negatively impact demand and revenue.

Demand Risk

Consumer demand for local food may fluctuate due to economic conditions, changes in consumer preferences, or other factors outside the Company's control.

Our future success depends on the efforts of a small founding team.

The Company is currently operated entirely by its two co-founders, Lauren Lovely and Brett Burton, neither of whom is compensated as an employee. The loss of either founder's services may have a material adverse effect on the Company and its ability to generate revenue and service its debt obligations.

Restrictions on Transfer of Notes.

The Notes issued pursuant to Regulation CF are subject to a one-year transfer restriction from the date of issuance. Although certain exceptions apply (e.g., transfers to accredited investors or family members), Noteholders may not be able to find a willing buyer and should consider their investment illiquid for the duration of the holding period.

Additional Indebtedness.

The Company may incur additional debt in the future to fund operations or growth. Additional borrowing could increase the Company's debt service obligations and reduce the likelihood of full repayment of the Notes issued in the HoneyComb Credit campaign.

Transactions with related parties.

The Company has received personal loans from founders' family members. On any issue involving conflicts of interest, the management of the Company will be guided by their good faith judgment as to the Company's best interests. Investors should be aware that the Company's obligations to related-party lenders exist alongside its obligations to Noteholders from the Regulation CF offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Notes.

BUSINESS

Description of the Business

Red Hen App LLC operates a digital, mobile marketplace connecting local farms with consumers seeking fresh, locally sourced food. The Company's platform enables discovery, ordering, and direct transactions between farms and end consumers. Transactions are managed through the Stripe API. The mobile application is available on both the Apple App Store and the Google Play Store.

Business Plan

The Company plans to grow through:

- Expansion of its farm and producer network
- Consumer acquisition via digital marketing, including paid advertising on Google and Meta
- Geographic expansion into new markets
- Continued product and feature development in partnership with the Company's offshore development team, ITCraft, based in Poland
- Partnerships with local food organizations & farm service providers

Revenue is expected to be generated through:

- Transaction fees charged on completed purchases
- Subscription offerings for farms and producers, to be introduced as early as Q2 2026
- Premium listings or promotional features, to be introduced as early as Q2 2026

Products and Services

Product / Service	Description	Target Market
Marketplace Platform	Connects consumers with local farms for direct ordering and purchase	Consumers
Farm Profiles & Storefronts	Digital storefronts enabling farms to list products, manage inventory, and receive orders	Farmers & Producers
Ordering & Fulfillment System	Supports local pickup, local delivery (vendor-delivered), and national shipping (USPS, UPS, FedEx)	Consumers & Farms

Competition

The Company operates in a competitive market. The primary competitive set includes local farmers markets, traditional grocery retailers, online grocery and delivery platforms, and farm-to-consumer startups. The Company differentiates itself through its local-first focus, its sustainability positioning, its emphasis on direct farmer-to-consumer relationships, and its mobile-native platform experience.

Customer Base

The Company's current and target customer base includes:

- Individual consumers seeking fresh, locally sourced food
- Local farms and food producers seeking a direct-to-consumer sales channel
- Small agricultural businesses seeking digital marketplace access

Supply Chain

The Company does not directly handle inventory or take physical possession of food products. Fulfillment is handled directly by sellers. The Company's supply chain relies on:

- Independent farms and local producers who list products on the platform
- Distributed fulfillment by sellers, including local pickup, local delivery, and national shipping

Intellectual Property

The Company relies on:

- Proprietary software comprising the Red Hen App mobile application and backend systems

- Branding and trademarks associated with the Red Hen App name and logo
- Platform design and user experience

Governmental/Regulatory Approval and Compliance

The Red Hen App is a software marketplace platform and does not directly handle or distribute food products. The Company is subject to applicable e-commerce regulations, food and agriculture laws to the extent they apply to marketplace operators, and federal and state data privacy laws. The Company is not aware of any requirement for specific federal or state regulatory approval of its mobile application at this time.

Litigation

The Company is not currently subject to any material litigation. There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other: The Company conducts business in the United States. The Company's principal address is 228 Givens Branch Trail, Newport, VA 24128.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors/Managers and Officers of the Company

The directors, managers, and officers of the Company are listed below along with their positions, responsibilities, and educational background.

Name	Position	Responsibilities	Education
Lauren Lovely	Co-Founder / CEO	Managing Director	Masters of Science Statistics & Decision Making, VCU
Brett Burton	Co-Founder / President	Membership Partner	BBA, Finance & Operations, UMass Amherst

Employees

The Company currently has zero (0) employees. The Company is operated entirely by its two co-founders, Lauren Lovely and Brett Burton, neither of whom is compensated as an employee at this time.

Indemnification

Indemnification is authorized by the Company to its members, managers, and officers acting in their professional capacity pursuant to Virginia law and the Company's Operating Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except where a person is adjudged to be guilty of gross negligence or willful misconduct.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Security Type	Amount	Notes
Membership Interests	100%	Ownership units of the LLC; see Ownership table below

Outstanding Debt

The Company has the following debt outstanding:

Creditor / Type	Amount Outstanding	Terms
HoneyComb Credit (Crowdfunding Loan)	$39,625	12.75% interest rate, 36-month term
Lauren Lovejoy (Personal Loan)	$28,050.00	No interest loan
Susan Burton (Personal Loan)	$10,000.00	8% annual interest rate
Jennifer Lovejoy (Personal Loan)	$96,000.00	Variable interest rate
Intercompany Loan Agreement	$15,200	7.5% annual interest rate
TOTAL	**$188,675**	

Ownership of the Company

Below are the beneficial owners of 20% or more of the Company's membership interests, along with the percentage held. Note that the Notes issued in the Regulation CF debt offering do not confer any ownership interest, voting rights, or rights to profits or assets of the Company. Noteholders are creditors only.

Name	Ownership Percentage
Lauren Lovely	55%
Brett Burton	45%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending December 31, 2024)

Total Income	Taxable Income	Total Tax
$1018	$0	$0

Operations

The Company was organized on September 23, 2024, and is in an early stage of development focused on platform development, farm network growth, and consumer acquisition. The Company has been financed through founder capital contributions, personal loans from family members of the founders, an intercompany loan, and the debt-based crowdfunding offering completed through HoneyComb Credit in March/April 2025.

Revenue, if any, has been generated through early transactions and pilot activity. The Company is not yet profitable and intends to achieve profitability by growing transaction volume on the platform, introducing subscription offerings for farms as early as Q2 2026, and introducing premium listing features as early as Q2 2026. The Company's burn rate is approximately $3,005.25.

Liquidity and Capital Resources

The Company currently relies on the following sources of capital:

- Founder capital contributions
- Personal loans from founders' family members (Susan Burton and Jennifer Lovejoy)
- Intercompany loan from Lauren Lovejoy (partner)
- Crowdfunding proceeds raised via HoneyComb Credit pursuant to Regulation CF, completed March/April 2025

Additional capital may be required to scale operations. The Company is in discussions with potential angel investors and intends to pursue additional fundraising as needed.

Capital Expenditures and Other Obligations

Primary investments include:

- Software development: The Company works with an offshore development team, ITCraft, based in Poland. Development costs vary depending on the number of hours required and the complexity of upgrades. See Exhibit B for 2025 development receipts.
- Marketing and user acquisition: The Company uses paid digital advertising on Google and Meta to acquire consumers and farms.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. Key factors affecting future performance include marketplace adoption rates, farm onboarding pace, consumer demand for local food, competitive pressures, and the Company's ability to service its debt obligations.

Restrictions on Transfer

The Notes issued pursuant to Regulation CF may not be transferred by any Noteholder during the one-year holding period beginning when the Notes were issued, unless such Notes were transferred: 1) to the Company, 2) to an accredited investor as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC, or 4) to a member of the family of the Noteholder or the equivalent, to a trust controlled by the Noteholder, to a trust created for the benefit of a family member of the Noteholder, or in connection with the death or divorce of the Noteholder or other similar circumstances. Although you may legally be able to transfer the Notes, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons include any director, manager, or officer of the Company or the Co-Issuer; any beneficial owner of 10% or more of the outstanding voting equity of the Company or the Co-Issuer; any promoter; and any immediate family member of the foregoing.

The following related-party transactions are disclosed:

- Susan Burton, a personal loan to the Company in the amount of $10,000.00 at 8% annual interest.
- Jennifer Lovejoy, a personal loan to the Company in the amount of $91,000.00 at a variable interest rate.
- Intercompany Loan Agreement in the amount of $28,050.00 at 7.5% annual interest with Lauren Lovejoy's company, Regenerative Farmers of America.

Conflicts of Interest

To the best of our knowledge, the Issuers have not engaged in any transactions or relationships other than those disclosed above which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or their security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. Neither Lauren Lovely nor Brett Burton is subject to any disqualifying events under Regulation CF.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Signature	
Name	Lauren Lovely
Title	Co-Founder and Chief Executive Officer, Red Hen App LLC
Date	4/28/2026

EXHIBITS

Exhibit A: Financial Statements of Company and Co-Issuer

Exhibit B: 2024-2025 Software Development Expenses (ITCraft)

[NOTE: Per SEC rules, financial statements must be reviewed by an independent public accountant if the offering amount is greater than $124,000 and up to $618,000, or audited if greater than $618,000.]